Exhibit 99.3
#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp. For Immediate Release NR	May 13, 2016 NR#16-06

Vancouver, B.C. – MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (the "Company", "MAG", "we" or "our") announced today that its Board of Directors (the "Board") has adopted a "new generation" shareholder rights plan (the "New Rights Plan").

The New Rights Plan was adopted in connection with the amendments to Canadian securities laws governing the take-over bid regime that came into effect on May 9, 2016, and was not adopted in response to any proposal to acquire control of MAG. While these amendments address, in part, concerns related to ensuring that MAG's shareholders and the Board have adequate time to consider and evaluate an unsolicited bid and to ensuring that the Board has adequate time to identify, solicit, develop and negotiate value-enhancing alternatives, the Company believes these amendments do not fully protect shareholders from unequal treatment. The New Rights Plan seeks to ensure that MAG's shareholders have an equal opportunity to participate in a change of control transaction. The New Rights Plan is not intended, nor will it operate, to prevent take-over bids.

MAG's existing shareholder rights plan will remain in place until the conclusion of MAG's upcoming meeting of shareholders to be held on June 15, 2016 (as adjourned or postponed, the "Meeting"), after which it, and the rights issued under it, will terminate.

Shareholders will be asked to approve and ratify the New Rights Plan at the Meeting. If the New Rights Plan is not approved and ratified at the Meeting, it, and the rights issued under it, will terminate at the conclusion of the Meeting.

Pursuant to the New Rights Plan, if a person, or a group acting jointly or in concert (each, an "Offeror"), acquires or announces an intention to acquire beneficial ownership of 20% or more of MAG's then outstanding common shares (other than pursuant to a "Permitted Bid"), rights issued under the New Rights Plan (other than those held by such Offeror, which will become void) will generally separate and permit the holders thereof to purchase additional common shares at a substantial discount to the then current market price of MAG's common shares. Any take-over bid made in compliance with National Instrument 62-104—Take-Over Bids and Issuer Bids to all of our shareholders by way of take-over bid circular will be a "Permitted Bid" and will not trigger the dilutive effects of the New Rights Plan.

The Toronto Stock Exchange has accepted notice of the New Rights Plan for filing subject to, among other things, it being approved and ratified by shareholders at the Meeting.

The description of the New Rights Plan in this news release is qualified in its entirety by the full text of the New Rights Plan, which is available under our profile on SEDAR at www.sedar.com and as filed with the U.S. Securities and Exchange Commission.

About MAG Silver Corp. (www.magsilver.com )
MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) is focused on advancing and exploring high grade district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. Currently, we are developing the underground decline towards the high grade Valdecañas and Juanicipio silver veins in Zacatecas State, all within the joint venture between MAG Silver (44%) and Fresnillo PLC (56%). In addition, ongoing exploration continues within the Juanicipio joint venture, while the Company concurrently works on regaining surface access to our 100% owned Cinco de Mayo property in Chihuahua State.

On behalf of the Board of
MAG SILVER CORP.

"George Paspalas"
Chief Executive Officer

For further information on behalf of MAG Silver Corp. Contact: Michael J. Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

This news release contains "forward-looking information" and "forward looking statements" within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements regarding the effects and operation of the New Rights Plan, and the New Rights Plan's approval and ratification by shareholders and potential termination may constitute "forward-looking statements". Forward-looking information may include, but is not limited to: our mission; developing the underground decline towards the Valdecañas and Juanicipio silver veins in Zacatecas State; ongoing exploration at the Juanicipio Project; and regaining surface access to our 100% owned Cinco de Mayo property in Chihuahua State. Any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using words or phrases such as "anticipate", "believe", "estimate", "expect", "intend", "plan", "strategy", "goals", "objectives", "project", "potential" or variations thereof or stating that certain actions, events, or results "may", "could", "would", "might" or "will" be taken, occur, or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements and information. Such statements and information reflect the Company's current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and information, including those risks identified in the Company's public filings filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of MAG's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate. We do not assume any obligation to update forward-looking statements or information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, readers should not place undue reliance on forward-looking statements or information. Neither the TSX nor the NYSE MKT has approved or disapproved of the information contained herein.